DIAPULSE CORPORATION OF AMERICA
475 Northern Boulevard
Great Neck, New York 11021

September 27, 2007

United States Securities and
Exchange Commission
Washington DC, 20549

RE:  Diapulse Corporation of America
Form 10-KSB for the fiscal year ended December 31, 2006
Filed on May 14, 2007
Form 10-QSB for the quarterly period ended June 30, 2007
File No 000-03052

Ladies and Gentlemen:

The following are the responses to the comments of the Commission in its letter of September 18, 2007 in connection with the above-referenced filings by Diapulse Corporation of America (“Diapulse” or the “Company”). To facilitate your review we have included your numbered comments along with the related responses.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 8A. Controls and Procedures

1.
We note your disclosure that the management has concluded that your disclosure controls and procedures are effective “in timely alerting to material information relating to the company required to be included in [your] periodic SEC filings.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

The language has been revised in response to the staff’s comments. Please see page 2 of the Form 10-KSB/A.

2.
Please revise the language used in your disclosure concerning changes in your internal control over financial reporting in future filings to indicate whether there was any change to your internal control over financing reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financing reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

The language has been revised in response to the staff’s comments. Please see page 2 of the Form 10-KSB/A.

Form 10-QSB for the quarterly period ended June 30, 2007

Part I. Financial Information

Item 3. Controls and Procedures

3.
Please review your Form 10-QSB for the quarterly periods ended June 30, 2007 and March 31, 2007 to furnish the information required by Items 307 of Regulation S-B (17 CFR 228.307) and 308(c) of Regulation S-B (17 CFR 228,308(c)).

The requested disclosure has been added in response to the staff’s comments. Please see page 2 of the Form 10-QSB/A for the quarter ended March 31, 2007 and page 2 of the Form 10-QSB/A for the quarter ended June 30, 2007.

Pursuant to a conversation between the staff and Ms. Lieberman, counsel for the Company, the Company has included each of the updated certifications required by Securities Exchange Act Rule 12b-15, but has omitted the text of paragraph 3 in Exhibit 31.

The Company acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ David M. Ross
David M. Ross